Exhibit 17.1

RESIGNATION

I, Mark Andre, President, Secretary and a director of BMR Solutions, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as the President, Secretary and a director of the Company, such resignation to be effective on the 1st day of October 2007.

/s/ Mark Andre
Mark Andre